EXHIBIT 99.2

28 January 2025

The Manager

Market Announcements Office

Australian Securities Exchange

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir / Madam

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Novonix Limited (ACN 157 690 830) (Novonix) (ASX Code: NVX) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the Act).

Novonix has today issued 12,771,392 new fully paid ordinary shares (New Shares) at a price of $0.60 per New Share to Phillips 66 Company pursuant to the conditional placement to raise approximately USD $5 million as announced on 26 November 2024 (in conjunction with the institutional placement and non-underwritten share purchase plan also announced by Novonix on 26 November 2024) and as approved by shareholders at an extraordinary general meeting on 22 January 2025.

Novonix confirms the following:

(a)
The New Shares were issued without disclosure to Phillips 66 Company under Part 6D.2 of the Act.
(b)
This notice is being given under section 708A(5)(e) of the Act.
(c)
As at the date of this notice, Novonix has complied with:
(i)
the provisions of Chapter 2M of the Act as they apply to Novonix; and
(ii)
sections 674 and 674A of the Act.
(d)
As at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) or 708A(8) of the Act that is required to be set out in this notice under section 708A(6)(e) of the Act.

Yours sincerely

/s/ Suzanne Yeates

Suzanne Yeates

Company Secretary

NOVONIX Limited

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA